Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2006

Mr. Henri de Castries
Chief Executive Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2005
Filed on June 29, 2006
File No. 001-14410

Dear Mr. Castries:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4: Information on the Company
International Insurance Segment, page 45

  1. We note from your disclosures that you offer facultative and treaty reinsurance to
     property and casualty insurers. It is unclear from your filing what types of
     contracts you offer. As such please provide to us in disclosure-type format the
     types of reinsurance protection offered, i.e. excess of loss, whether the protection
     is prospective or retrospective, how losses attach to your contracts and/or treaties

and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract.

Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55

2. Please provide us a revised format of the table to include the structured settlement amounts and the construction reserves. We believe that the inclusion of these amounts is required by Industry Guide 6; the reconciliation provided on page 58 is not required.

3. It appears that you are calculating the cumulative redundancy (deficiency) as the difference between 'gross reserves for unpaid claims and claims expenses developed in 2005' and 'reserve re-estimated at' the end of each period presented. In accordance with Industry Guide 6 the cumulative redundancy (deficiency) should be calculated as the difference between 'gross reserves for unpaid claims and claims expenses developed initially at the booking date' and 'reserve re-estimate at' the end of each period presented. Please provide us a revised table to correctly show the cumulative redundancy (deficiency). This also applies to your AXA Re table and to the table on page F-130. In addition, tell us what the amount of the difference between 'gross reserves for unpaid claims and claims expenses developed in 2005' and 'reserves re-estimated at' the latest period presented represents and why it is meaningful to an investor.

Environmental, Asbestos and Other Exposures, page 58

4. Due to the highly uncertain nature of these exposures please provide us in disclosure-type format more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

a.   the number of claims pending at each balance sheet date;

b.   the number of claims reported for each period presented;

c.   the number of claims dismissed, settled, or otherwise resolved for each period;

d.   the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e.   the total settlement amount for each period;

      f.   the cost of administering the claims;

      g.   emerging trends that may result in future reserve adjustments; and

      h.   if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Item 5: Operating and Financial Review and Prospects

Critical Accounting Policies, page 77

5. We believe this disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For all critical accounting estimates, except for your liabilities arising from property-casualty insurance, which is discussed in comment 8, please provide to us in a disclosure-type format revisions to your critical accounting policies to disclose the uncertainties involved in applying the principle and discuss the variability that is reasonably likely to result from the application for those accounting policies identified as most critical to management. See Release 33-8350.

First Time adoption of IFRS, page 82

6. Please provide us, in disclosure-type format, disclosure that discusses material adjustments in the cash flow statement for the period ending December 31, 2004 resulting from the transition to IFRS from French GAAP as may be required by paragraphs 38 and 40 of IFRS 1.

3. Goodwill
c. UAP, page 84

7. We do not understand the reason for recording the additional goodwill of £178 disclosed in this section. Please provide to us a detailed explanation of how the adjustment to the carrying amount of goodwill in the opening IFRS balance sheet complied with the requirements of paragraphs B2(g)(i – iii) of IFRS 1.

Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

8. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial

statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

b. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves and from the costs associated with the claims settlement management.

c. Please describe the methods you used to determine your reserve for loss and loss adjustment expense in addition to your current disclosures included on page 52. Please ensure this description:

   1) Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

   2) Identifies the unique development characteristics of each material short-tail and long-tail line of business

   3) Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

d. If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

e. From information presented in the loss reserve development tables on pages 55 and 57, it appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate during the two years ended December 31, 2005:

   1) Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

> 2) Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
>
> f. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
>
> > 3) For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
> >
> > 4) Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
>
> g. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

9. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Liquidity and Capital Resources

Supplementary Information – Contractual Obligations, page 127

10. We note that you have not included estimated payments associated with your liabilities arising from insurance contracts and certain policyholder accounts in the contractual obligation table. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Due to their significance, we

believe that exclusion of these liabilities from the contractual obligation table limits investors' evaluation of your liquidity and capital resources. Please provide us in disclosure-type format a revised table that includes the expected payments associated with these liabilities.

Consolidated Financial Statements

11. Please explain to us why the sale of Advest in December 2005 did not result in a separate line item presentation on the face of the income statements as Note 1.17 on page F-30 appears to suggest. Please tell us why your current presentation and disclosures are considered appropriate for the sale of Advest as discontinued operations in accordance with the requirements of paragraphs 30 – 35 and paragraph 41 of IFRS 5. In addition, the amount disclosed on pages 72 and 90 as loss on this transaction does not appear to agree with the amount disclosed on pages 92, 93 and 120. Please reconcile these inconsistencies.

Consolidated Statement of Cash-Flows, page F-6

12. For insurance contracts where the policyholders carry the investment risk, please explain to us why it appears that you include the related cash in-flows and cash out-flows in your cash flows from operations instead of cash flows from financing activities.

Note to the Consolidated Financial Statements

Note 1: Accounting Policies

1.11 Liabilities Arising from Insurance and Investment Contracts, F-22

13. It appears that you have not addressed all the disclosures required by IFRS 4. Please provide us in disclosure-type format the disclosures related to your insurance and investment contracts as require by paragraphs 37(c), 37(d) and 39A.

Note 3. Scope of Consolidation
Note 3.1.1. Main fully consolidated companies, F-46

14. Please explain why the change in accounting policy for your interest in AXA General Insurance Hong Kong Ltd., AXA Insurance Singapore and AXA Oyak Holding AS was not retrospectively applied as at January 1, 2004. If retrospective application was not required, please direct us to existing disclosures in compliance with IAS 8, or provide us such disclosures in disclosure-type format.

Note 3.1.3. Investments in equity-accounted companies, F-51

15. Please explain why the equity method of accounting was considered appropriate instead of full consolidation when accounting for the interest in Compagnie Finencière de Paris Crédit, Argovie and AXA Insurance Investment Holding. From the percentage of voting rights and ownership interest disclosed, it appears the company is likely to exercise control over these entities.

Note 32: Summary of Material Differences between IFRS and US GAAP

32.1.3 Business combinations after January 1, 2004
b) Intangible Assets including value of business in force, page F-210

16. You state under US GAAP FAS 60 values of business acquired are amortized on the basis of collected premiums. Please reconcile what amortized on the basis of collected premiums and what EITF 92-9 states in the first paragraph of the 'EITF Discussion' of using an interest method similar to accounting for deferred acquisition costs under FAS 60 and FAS 97.

Note 32.2. Reconciliation of net income and shareholder's equity from IFRS to U.S. GAAP, page F-222
Note 32.2.1. Net income reconciliation, page F-222

17. Please clarify why a US GAAP difference exists in the line item "Goodwill and purchase accounting" as your explanation that the amortization of SFAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP is not sufficiently informative. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) that supports the recognition of this amount as goodwill. Please include a detailed explanation of the significant changes in future assumptions that resulted in this adjustment. Please provide similar information for the $2,677 million reconciling item included in the shareholder's equity reconciliation on page F-225 under the line item "goodwill and purchase accounting."

18. Please clarify why a US GAAP difference exists in the line item "Tax" arising from new estimates. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) that supports the recognition of this amount as recovery of tax losses carried forward. Also in your response please tell us why the recovery is greater under US GAAP than IFRS given the fact, as noted at the bottom of page F-218, under US GAAP greater weight is given to negative evidence than under IFRS.

19. Please refer to footnote (c) to your table on page 5. In the footnote you discuss what appears to be an IFRS to USGAAP reconciling difference in regards to gross

premiums received from policyholders in respect to universal life or investment contracts with a discretionary participating feature, but this does not appear on your reconciliation of net income under IFRS to net income under US GAAP. Please explain to us why this is not a reconciling item.

Note 33: Additional U.S. GAAP Disclosures
33.9 Separate accounts assets and liabilities, page F-244

20. Please explain to us why the separate account assets as reported under US GAAP are different than the separate account liabilities under US GAAP for the years ended December 31, 2005 and 2004.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
        Accountant